July 3, 2024

Mario Yau Kwan Ho
Co-Chief Executive Officer
NIP Group Inc.
Rosenlundsgatan 31
11 863 Stockholm, Sweden

       Re: NIP Group Inc.
           Registration Statement on Form F-1
           Filed June 12, 2024
           File No. 333-280135
Dear Mario Yau Kwan Ho:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Prospectus Summary, page 1

1. We note your response to prior comment 4 and reissue it in part. Please revise the cover page and the disclosure on page 3 to affirmatively state that the legal risks associated with operating in China also apply to your presence in Hong Kong. In this regard we note that your intermediate holding company, ESVF (Hong Kong) Esports Limited, and Mr. Mario
       Yau Kwan are located in Hong Kong.
Consolidated Balance Sheets as of December 31, 2023 and 2022, page F-3

2. We note that your Ninjas segment is profitable while your PRC segment makes a significant net loss, and that the PRC segment contains 45% of the company's intangible assets and 20% of its goodwill. We also note that overall, your net loss has increased year over year and you continue to be in a negative operating cash flow position. Given these economic factors, please tell us how you determined that the PRC intangible assets and goodwill are not impaired. Include in your response material assumptions used in your
 July 3, 2024
Page 2

       determination.
Financial Statements of NIP Group, Inc.
Note 15 - Mezzanine Equity
Class B-1 Redeemable Preferred Shares
Redemption Rights, page F-39

3. We note the disclosure on page F-43 that as of December 31, 2023 redemption trigger events c, d and e have been determined to be satisfied. Please clarify the intended meaning of this disclosure. Specifically state whether, due to these items being satisfied, these shares are now subject to redemption, or if all the elements set forth need to be satisfied for redemption. Please also explain to us and revise your financial statement footnote, as appropriate, to include the impact to your financial statements if these shares are redeemed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Steve Lin